Joseph A. Hall +1 212 450 4565 joseph.hall@davispolk.com	Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017 davispolk.com

CERTAIN PORTIONS OF THIS LETTER HAVE BEEN OMITTED FROM THE VERSION FILED VIA EDGAR. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS. INFORMATION THAT WAS OMITTED IN THE EDGAR VERSION HAS BEEN NOTED IN THIS LETTER WITH A PLACEHOLDER IDENTIFIED BY THE MARK “[***]”.
July 26, 2024

Re:	Galaxy Digital Inc. Registration Statement on Form S-4 Filed May 13, 2024 File No. 333-262378
U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Finance
100 F Street, N.E.
Washington, DC 20549-4631

Attn:	David Irving Mark Brunhofer Lulu Cheng Sandra Hunter Berkheimer
Ladies and Gentlemen:
On behalf of our clients Galaxy Digital Inc., a Delaware corporation (“GDI” or the “Company”), and Galaxy Digital Holdings Ltd., a Cayman Islands exempted company (“GDHL,” and together with GDI, “Galaxy”), we are responding to comments from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to Galaxy’s Registration Statement on Form S-4 (File No. 333-262378) (the “Registration Statement”) contained in the Staff’s letter dated July 1, 2024. Galaxy has revised the Registration Statement and is filing Amendment No. 5 to the Registration Statement (“Amendment No. 5”) together with this response letter. Amendment No. 5 also contains certain additional updates and revisions. We would be pleased to provide courtesy copies of Amendment No. 5 to the Staff on request.
For convenience, the Staff’s comments are repeated below in italics, followed by Galaxy’s responses to the comments. Where applicable, we have included page numbers to refer to the location in Amendment No. 5 where revised language addressing a particular comment appears. Capitalized terms used but not defined herein are used as defined in Amendment No. 5. Certain confidential information that is relevant to Galaxy’s responses below are included in Annexes to this letter, which will be submitted separately pursuant to a request for confidential treatment.

July 26, 2024	GLXY-1
Galaxy Digital Inc. and Galaxy Digital Holdings Ltd. request that the information contained in this letter, marked by “[***]”, be treated as confidential information pursuant to 17 C.F.R. § 200.83.

U.S. Securities and Exchange Commission
Amendment No. 4 to Registration Statement on Form S-4
General
1.Please note that we continue to consider your accounting policies and disclosure detailed in your prior responses and may have further comments.

Galaxy notes the Staff’s comment and is prepared to provide any additional information or clarification that may be required.

Prospectus Summary
Summary of Historical Financial Data, page 44
2.We note your response to prior comment 12. We note your removal of Gross Profit (Loss) throughout the document except in the Summary of Historical Financial Data. Please remove from your next amendment, or advise otherwise.

Galaxy has removed mentions of Gross Profit (Loss) on page 45 in response to the Staff’s comment.

Risk Factors
Risks Related to Cryptocurrencies and Digital Assets
If the digital asset award for mining blocks and transaction fees for recording transactions, page 90
3.Please revise your disclosure to discuss the geographic locations of your mining operations, any State-specific regulatory requirements in those areas, and any material impacts of these regulations on your operations.

Galaxy has revised its disclosure on page 264 to discuss the geographic location of our mining operations which are currently concentrated in Texas. Galaxy advises the Staff that it has included a discussion of Texas state-specific regulatory requirements and their impact on our mining operations.

Any inability to maintain adequate relationships with affiliates, page 96
4.We note that you have in the past held accounts at Silvergate Bank and Signature Bank. Please revise to discuss any material impacts of these past accounts and banking relationships on your operations or financial condition

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Galaxy Digital Inc. and Galaxy Digital Holdings Ltd. request that the information contained in this letter, marked by “[***]”, be treated as confidential information pursuant to 17 C.F.R. § 200.83.

U.S. Securities and Exchange Commission
Galaxy advises the Staff that Galaxy had and was able to expand banking relationships with other financial institutions and did not experience any losses or other material impact from the collapse of Silvergate Bank and Signature Bank. Accordingly, Galaxy does not believe that any disclosure on this topic would be material to investors.

Management's Discussion and Analysis of Financial Condition and Results of Operations Results of Operations
Critical Accounting Policies and Estimates
Fair Value Measurements, page 181
5.From disclosure in Note 11 beginning on page F-37 we note a 114% increase in Level 3 investments from $170.5 million at December 31, 2022 to $364.6 million at December 31, 2023. We also note that at December 31, 2023 these investments represent 10% of total assets and that you added disclosure in your policy note on page F-20 that your reported fair value estimates could vary materially if different unobservable pricing inputs and other assumptions were used. Please revise your critical accounting policy estimates disclosure to provide a sensitivity analysis for depicting the impact of applying reasonably likely changes in pricing inputs and other assumptions. Otherwise tell us why such disclosure is not required in light of your added policy note disclosure referred to above. See Item 303(b)(3) of Regulation S-K and Section V of Release No. 33-8350.
Galaxy advises the Staff that Galaxy holds a large number of Level 3 investments that are valued based on a wide range of inputs as disclosed on page F-34. The majority of the investments are early-stage startup companies with no free cash flows. This necessitates a different valuation approach for each investment with no single valuation model or input that can be used to provide a meaningful sensitivity analysis. Galaxy has revised its critical accounting policies on page 185 to highlight this fact and reference the correlations between Galaxy’s Level 3 investments and the broader digital asset market capitalization.

Results of Operations
Year Ended December 31, 2023 Compared to Year Ended December 31, 2022, page 184
6.We acknowledge your response to prior comment 5 and your revised disclosure on page 185. Please revise your disclosure to explain why you wound down the operations of Quantitative Principal Trading during the fourth quarter of 2023 or tell us where you disclosed the reason in your filing.

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U.S. Securities and Exchange Commission
Galaxy has revised its disclosure on page 188 to describe the reason for the changes in its business operations.

7.We acknowledge your response and revised disclosure related to prior comment 6 and believe that the lack of comparability between 2023 and 2022 due to the adoption of ASU 2023-08 in 2023 necessitates more, not less, granular discussion as previously requested. In addition, your 2022 versus 2021 discussion, which is on a comparable basis, would benefit from more granular disclosure. Your current disclosure of percentage changes in bitcoin and ether prices does not provide investors with information regarding the components of the gains/losses recorded. As a result, please revise your disclosure to detail your gains/losses by business activity (for example, change in fair value of digital intangible assets under ASC 2023-08 in 2023, change in fair value and realized gains/losses on sale of digital financial assets, gains/losses associated with lending activities, gains/losses associated with borrowing activities, gains/losses on posting in DeFi transactions, etc.) and discuss the causes for significant variations considering the price versus volume guidance in Item 303(b)(2)(iii) of Regulation S-K.

Galaxy advises the Staff that the net gain or loss on digital assets is primarily resulting from our net long digital asset position after the adoption of ASU 2023-08. As the change in value of the majority of digital assets borrowed/loaned and associated liabilities/receivables are included in the net gain/loss on digital assets, any change in value of the underlying assets does not materially affect the net gains or losses on digital assets. Similarly, sales of digital financial assets, most of which are stablecoins with a fair value of $1 US Dollar, do not result in a material component of our net gains or losses on digital assets (except when the digital financial asset loses its peg to the underlying fiat currency). Galaxy has revised its disclosures on page 189 and elsewhere to disclose the components of net gains or losses on digital assets related to the adoption of ASU 2023-08 in the applicable periods, amounts related to digital assets measured at fair value through consolidated investment companies, amounts related to gains and losses on digital financial assets, as well as amounts related to derecognition of digital assets that are not measured at fair value.

Information About Galaxy
Our Products and Services
Global Markets, page 207
8.We note your revised disclosure that "GPL customers may be approved to trade additional digital assets so long as those digital assets are approved with “No

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Galaxy Digital Inc. and Galaxy Digital Holdings Ltd. request that the information contained in this letter, marked by “[***]”, be treated as confidential information pursuant to 17 C.F.R. § 200.83.

U.S. Securities and Exchange Commission
Restrictions” for Galaxy’s broader Trading counterparties." Please revise your disclosure to clarify under what circumstances GPL customers may be approved to trade additional digital assets and if any GPL customers have been approved to trade crypto assets other than those identified in the "GPL" column in the chart beginning on page 210.

Galaxy has revised its disclosure on page 219 in response to the Staff’s comment. Galaxy further advises the Staff that no GPL customers have been approved to trade digital assets other than those identified in the GPL column in the chart beginning on page 219.

Expansion of Cryptocurrency Universe, page 220
9.Please revise the narrative discussion regarding the charts on pages 222, 224 and 225 to balance the disclosure, including by discussing the decrease since 2022.
Galaxy has revised its disclosure on pages 232 through 235 in response to the Staff’s comment.

The Cryptoeconomy
Transaction on DeFi, page 225
10.We note your response to prior comment 10 and re-issue in part. Please revise your disclosure to:
•Describe "liquid staking";
•Discuss whether you hold any interest in the AMMs and decentralized exchanges; and
•Quantify your aggregate transactions on DeFi protocols. In this regard, we note that you limit your exposure to individual liquidity pools to a defined percentage of the liquidity pool TVL.

Galaxy has revised its disclosure to include a definition of liquid staking on page 354. Galaxy further advises the Staff that as disclosed on page 235, Galaxy does not hold any equity interest in the AMMs. Galaxy has revised its disclosure on page 236 to quantify its aggregate transaction volume across DeFi protocols for the three months ended March 31, 2024.

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Galaxy Digital Inc. and Galaxy Digital Holdings Ltd. request that the information contained in this letter, marked by “[***]”, be treated as confidential information pursuant to 17 C.F.R. § 200.83.

U.S. Securities and Exchange Commission
Our Business Model
DrawBridge Lending, page 232
11.We note your response to prior comment 4. Please revise your disclosure to include your response, and disclose the costs and risks related to the operation of a staking program, and whether the CPO participates in staking of tokens other than Solana.
Galaxy has revised its disclosures on pages 60, 61 and 228 in response to the Staff’s comment. Additionally, Galaxy has revised its disclosure on page F-11 to describe the nature of the costs associated with operating the blockchain infrastructure in addition to its amount in Note 5 to the condensed consolidated interim financial statements. Galaxy advises the Staff that it had no material blockchain infrastructure services prior to the first quarter of 2024.

ESG Program Oversight, page 236
12.Please revise your chart on page 237 to enlarge the footnotes so they are legible. Please make similar changes throughout as applicable.

Galaxy has revised its disclosures on page 248 and throughout in response to the Staff’s comment.

Notes to Consolidated Financial Statements
Note 2. Significant Accounting Policies
Revenues and Gains / (Losses) from Operations
Hosting fees, page F-13
13.We note that your hosting arrangements have a variable fee component and that this component is dependent upon the amount of bitcoin mined by the customers' mining equipment and any power curtailment credit shared with the customer. Please summarize for us the significant terms of your hosting arrangements including, but not limited to:
•how variable consideration is derived;
•whether this variable consideration is paid in cash or bitcoin; and
•who determines on which mining pool(s) to mine, when that determination is first made and when/how often it can be changed.
In your response, tell us the components of the $24.3 million of hosting fee revenue in 2023 as disclosed on page 185 between fixed fees, variable fees

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Galaxy Digital Inc. and Galaxy Digital Holdings Ltd. request that the information contained in this letter, marked by “[***]”, be treated as confidential information pursuant to 17 C.F.R. § 200.83.

U.S. Securities and Exchange Commission
attributed to bitcoin mined and variable fees associated with power curtailment credits.

Galaxy advises the Staff that the significant terms of its hosting arrangements are described in Annex I to this response.
Proprietary mining, page F-13
14.We note your response to prior comment 14. Please address the following:
•We note your statement in the second bullet of your response that "the customer does not, in fact, have the unilateral right (option) to renew Galaxy's services." This statement appears inconsistent with your policy disclosure that the arrangement with the mining pool operator can be terminated by either party without penalty or prior notice. If the pool operator can terminate the arrangement without penalty and without notice, tell us why it does not have the unilateral right to renew your services. See Question 8 of the FASB Revenue Recognition Implementation Q&As (Q&A 8) which indicates that the customer's termination rights can be similar to renewal options.
•Assuming you conclude that the customer has the right to terminate the contract at any time without penalty and that this termination right results in a contract that the customer continually renews, revise your disclosure to specifically indicate that the customer's renewal right does not represent a material right because, consistent with your response, the contract renews at fair value (i.e., there is no discount) and link this statement to your conclusion that you have only one performance obligation. Also, specifically indicate that the contract term is less than 24 hours. Otherwise, consistent with the guidance in Q&A 8, tell us why your contract for accounting purposes is not longer than a day and tell us the date of contract inception for purposes of valuing all your bitcoin received under ASC 606-10-32-21.
•As the date of receipt of bitcoin appears to be the day after you performed services under a continuously renewed contract and as ASC 606-10-32-21 requires noncash consideration to be valued on the date of contract inception and as you represent that the difference is immaterial, please revise your accounting policy to one that is GAAP compliant. In this regard, going forward, select a single spot price or daily average price on the date of contract inception that is consistently applied.
•Revise your policy note, if true, to indicate that revenue is recognized on the same day that control of the contracted service transfers to the mining pool operator, which is the same date as contract inception.

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Galaxy Digital Inc. and Galaxy Digital Holdings Ltd. request that the information contained in this letter, marked by “[***]”, be treated as confidential information pursuant to 17 C.F.R. § 200.83.

U.S. Securities and Exchange Commission
Galaxy advises the Staff as follows:
•Galaxy notes that the obligations under discussion relate to a Mining Pool Service Level Agreement that identifies the pool operator as a service provider, and identifies Galaxy variously as “Miner” and “Customer”. For clarity throughout this response, we will refer to the Mining Pool Service Level Agreement as the “Service Agreement” and we will identify the relevant parties as “Pool Operator” and “Galaxy.”
•Galaxy considered the guidance in ASC 606-10-55-42 through 55-44, and concluded that the Pool Operator does not have an ability to renew the contract (by not terminating), and there is no material right to renewal in the Service Agreement because:
◦In the ‘Term and Termination’ section of the Service Agreement, Section 6(a) states: “The Service Agreement will be in full force and effect until Miner’s access and usage rights to the Pool and Service are terminated by either Miner or Pool Operator in accordance with the Service Agreement, or as otherwise agreed upon between Luxor and Miner (“Term”).”
◦The language of Section 6(a) makes clear that the Service Agreement will only continue to be in full force and effect to the extent that Galaxy – as Miner – continues to have access and usage rights to the Pool and the Service provided by the Pool Operator. Accordingly, the Pool Operator does not have a unilateral right (option) to renew the Service Agreement.
•Further, the Pool Operator’s online Terms of Service – which are incorporated into the Service Agreement by reference – provides the Pool Operator with the unilateral right to terminate the Service Agreement without prior notice.
•Q&A 8 addresses the fact pattern where only the customer has right to cancel the contract without cause. Galaxy’s arrangement with the mining pool operator is one where both parties have the right to terminate the contract. This is addressed in Q&A 7, specifically the fact pattern in Example 1.
•As such, while the mining pool operator can terminate the contract with Galaxy, they cannot compel Galaxy to continue performing services under the contract. In other words, the Pool Operator’s, or the customers’ for the purpose of this analysis, right to renew is contingent on Galaxy’s continued participation in the mining pool and not a unilateral right. Given that either party has the ability to terminate the contract without penalty, Galaxy does not believe that either party has the unilateral right to renew the contract or option to purchase additional goods or services under ASC 606.

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Galaxy Digital Inc. and Galaxy Digital Holdings Ltd. request that the information contained in this letter, marked by “[***]”, be treated as confidential information pursuant to 17 C.F.R. § 200.83.

U.S. Securities and Exchange Commission
•Galaxy has revised its disclosure on page F-10 of the interim financial statements to clarify the customer’s right to renew does not represent a material right and that the contract term is less than 24 hours, note that it recognizes revenue using the price of the bitcoin on the date of when control of the services are transferred to the customer, and clarify that revenue is recognized on the same day that the control of the contracted services transfers to the customer which is the same date as contract inception. A similar update will be incorporated into the audited financial statements for the year ended December 31, 2024 once issued.

Digital Assets, page F-15
15.At the top of page F-16 you disclose that some stablecoins meet the scope requirement of ASC 350-60 and are digital intangible assets measured at fair value. For these stablecoins, please tell us:
•which stablecoins you account for as ASC 350-60 assets;
•the amount of each such stablecoin held at adoption of ASC 350-60 and on December 31, 2023; and
•why each such stablecoin does not represent an enforceable right to or claim on other assets as stipulated in ASC 350-60-15-1b.

Galaxy advises the Staff that certain stablecoins, such as DAI, are digital intangible assets that are not backed by U.S. Dollar or other fiat currencies. These stablecoins are typically used in decentralized finance protocols and are backed by other digital assets, typically wrapped bitcoin or Ether. They can be minted by anyone, as long as such holder provides a sufficient amount of accepted digital assets as collateral. These stablecoins do not by themselves entitle their holders to redeem the collateral that was used to mint the stablecoin as only the wallet address which originally minted DAI can redeem the collateral by “burning” DAI.
Given these features, Galaxy concluded that holding DAI does not provide Galaxy with an enforceable right to or claim on other assets.
Galaxy further advises the Staff that Galaxy held $326 thousand and $31 thousand of stablecoins in scope of ASC 350-60, comprised entirely of DAI, as of January 1, and December 31, 2023, respectively. Additionally, Galaxy notes that the impact to its financial statements would not have been material regardless of whether DAI was deemed to be in scope of ASC 350-60 or not.

Digital assets associated with decentralized finance protocols, page F-16
16.On page F-17 you disclose that protocol-specific digital assets from decentralized finance protocols do not meet the scope requirements of ASC

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Galaxy Digital Inc. and Galaxy Digital Holdings Ltd. request that the information contained in this letter, marked by “[***]”, be treated as confidential information pursuant to 17 C.F.R. § 200.83.

U.S. Securities and Exchange Commission
350-60 and are measured at cost less accumulated impairment. Please revise your disclosure to indicate that you do not apply ASC 350-60, in part, because these assets provide you with enforceable rights to or claims on other assets. See ASC 235-10-50-3 that requires the disclosure of important judgments regarding the application of accounting policies.
Galaxy has revised its disclosure on page F-14 of the interim financial statements in response to the Staff’s comment. A similar update will be incorporated into the audited financial statements for the year ended December 31, 2024 once issued.

Digital Assets Loan Receivable, page F-17
17.We note that your policy states on page F-18 that “The borrowing fee is recognized over the life of the loan and is included in Revenue in the Company’s consolidated statements of operations.” Please explain to us what authoritative literature you use to recognize such fees, including specifically the literature used to support recognition of borrowing fees over the life of the loans. In your response, please discuss your determination of the life of loans with no prespecified maturity date and when borrowing fee income is recognized and measured for such loans.
Galaxy advises the Staff that it considered Mr. Paul Munter’s remarks at the December 2022 AICPA Conference on SEC and PCAOB developments, in which he stated that a lending-like accounting model for digital intangible asset lending arrangements would be an appropriate way to depict those arrangements despite them not being loans of financial assets.
Galaxy recognizes borrowing fees daily for the duration of each loan. The majority of Galaxy’s digital asset loans receivable are open-term loans with no stated maturity date. The borrowing fee accrues with passage of time and is payable to Galaxy in the form of the underlying digital assets.
As the digital asset loans receivable are not financial assets, Galaxy accounts for these activities using ASC 606. Specifically, Galaxy is entitled to noncash consideration under the contractual terms with its customers. Other than the borrowing fees, there are no other fees, such as origination or commitment fees, charged to customers. As such, the entire consideration under the contract is comprised of the noncash borrowing fee.
As noted above, such loans are typically open-term, thereby giving both Galaxy and the customer an option to terminate the loan without penalty. In assessing the life of the loan, Galaxy looks to guidance in ASC 606 related to contract term, specifically, ASC 606-10-25-3, which requires Galaxy to “apply the guidance in this Topic to the duration of the contract (that is, the contractual period) in which the parties to the contract have

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Galaxy Digital Inc. and Galaxy Digital Holdings Ltd. request that the information contained in this letter, marked by “[***]”, be treated as confidential information pursuant to 17 C.F.R. § 200.83.

U.S. Securities and Exchange Commission
present enforceable rights and obligations.” As such, Galaxy measures borrowing fee revenue daily as the loan remains outstanding.
Additionally, the services that Galaxy provides to the customer, i.e., the continued supply of crypto assets by not recalling the loan, meets the over time criterion under ASC 606-10-25-27(a). Galaxy notes that this would also be true for term loans with defined repayment date.
The amount of borrowing fee revenue presented in a given period represents the U.S. Dollar equivalent amount of the daily interest accrued for the period by Galaxy’s portfolio of digital asset loans receivable.
Note 4. Digital Assets, page F-27
18.We acknowledge your response to prior comment 15 and your disclosure in footnote (2) to the table on page F-28. Please address the following:
•Tell us why you include third party lenders in footnote (2) when it appears that:
◦collateral posted with counterparties that have the right to rehypothecate are included in digital assets posted as collateral and are not included in the table; and
◦collateral posted with counterparties that do not have the right to rehypothecate are presented as separate line item in the table and are accompanied only by footnote (3).
•Although individual assets underlying digital assets held on trading platforms may not be restricted from sale if there are sufficient assets on the platform to support borrowings, the overall encumbrance of assets on these platforms is unclear, In this regard, it is unclear whether margin loans must be supported by qualifying assets on a one-for-one basis or some other basis. Tell us your consideration for separately disclosing the overall encumbrances for each of assets held on trading platforms and receipt tokens from decentralized finance protocols in addition to the amounts of borrowings that these assets support.
Galaxy advises the Staff that all the digital assets posted with third-party lenders were captured in footnote (3) to the summary table. Galaxy has revised the disclosure on page F-25 of the interim financial statements to remove references to third-party lenders in footnote (2). A similar update will be incorporated into the audited financial statements for the year ended December 31, 2024 once issued.
Galaxy further advises the Staff that there are no one-for-one collateral requirements for its margin borrowings, both from trading platforms or from decentralized finance protocols. Both trading platforms and decentralized protocols enforce a minimum loan to value ratio. If Galaxy’s borrowings were to exceed such ratios on each respective

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U.S. Securities and Exchange Commission
platform, whether due to a drop in value of its collateral assets or an increase in its borrowings, the digital assets used to collateralize the borrowings would potentially be subject to liquidation by the counterparty. Galaxy has revised its disclosure on page F-25 to disclose the typical loan to value ratio of its margin borrowings.

19.On page F-29 you indicate that some of the $39.8 million of other digital assets associated with decentralized finance protocols at December 31, 2023 represent digital assets in smart contracts that do not issue receipt tokens and that you maintain control of the "unwrapped" token. Regarding these unwrapped tokens, please tell us:
•how much of the $39.8 million represents unwrapped tokens;
•the average volume of these tokens held during each period presented in your financial statements; and
•the amount of any revenue associated with these tokens during each period presented in your financial statements.

Galaxy advises the Staff that certain smart contracts within DeFi protocols, such as Maker and Compound V3, do not issue receipt tokens. Market participants are able to interact with these smart contracts with native tokens that are ERC-20 compliant. However, the majority of the tokens that are deposited on DeFi protocols must be wrapped to interact with the protocol. During each period presented, Galaxy only held wrapped tokens on DeFi protocols.
Galaxy does not consider these DeFi protocols to be customers as defined in ASC 606, and therefore, interaction with these protocols do not impact Galaxy’s revenue.

20.We note your added footnote to the table depicting significant digital asset holdings at December 31, 2022 on page F-31. Please tell us the amount of wrapped tokens included in the amounts shown for each of bitcoin, USDC, USDT and ether.
Galaxy advises the Staff that as of December 31, 2022, wrapped tokens included in the amounts shown for each of bitcoin, USDC, USDT and Ether are as follows:

Digital asset	Balance, in thousands of U.S. Dollars, at December 31, 2022
Ether	1,015
Bitcoin	7
USDT	—
USDC	—

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Galaxy Digital Inc. and Galaxy Digital Holdings Ltd. request that the information contained in this letter, marked by “[***]”, be treated as confidential information pursuant to 17 C.F.R. § 200.83.

U.S. Securities and Exchange Commission
Please do not hesitate to contact me at (212) 450-4565 (joseph.hall@davispolk.com) or Dan Gibbons at (212) 450-3222 (dan.gibbons@davispolk.com) if you have any questions regarding the foregoing or if we may provide any additional information.
Very truly yours,

/s/ Joseph A. Hall

cc:	Michael Novogratz, Chief Executive Officer, Galaxy Digital Holdings Ltd.
Alex Ioffe, Chief Financial Officer, Galaxy Digital Holdings Ltd.
Andrew Siegel, General Counsel and Chief Compliance Officer, Galaxy Digital Holdings Ltd.
Michael J. Campanile, KPMG LLP
Robert B. Sledge, KPMG LLP
Evan Rosen, Davis Polk & Wardwell LLP
Dan Gibbons, Davis Polk & Wardwell LLP
Geoff Belsher, Blake, Cassels & Graydon LLP
Eric Moncik, Blake, Cassels & Graydon LLP
Evan Straight, Blake, Cassels & Graydon LLP
Jo Cunningham, Maples and Calder (Cayman ) LLP
Suzanne Correy, Maples and Calder (Cayman) LLP
Tim Coak, Maples and Calder (Cayman) LLP

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Galaxy Digital Inc. and Galaxy Digital Holdings Ltd. request that the information contained in this letter, marked by “[***]”, be treated as confidential information pursuant to 17 C.F.R. § 200.83.

U.S. Securities and Exchange Commission
ANNEX I

[***]

July 26, 2024	GLXY-13
Galaxy Digital Inc. and Galaxy Digital Holdings Ltd. request that the information contained in this letter, marked by “[***]”, be treated as confidential information pursuant to 17 C.F.R. § 200.83.